KERRY

RECEIVED

2007 MAY -1 A 11:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07023069

SUPPL

27th April, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan,
Chief Financial Officer,
KERRY GROUP PLC.

27 April, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it repurchased 200,000 A Ordinary Shares. The highest price paid for these A Ordinary Shares was €21.95 and the lowest price paid was €21.90.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 184,943,935.

- ENDS -

END